Sharps Technology, Inc.

105 Maxess Road,

Melville, NY 11747

VIA EDGAR

December 23, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

Attn:	Juan Grana
Katherine Bagley

Re:	Sharps Technology, Inc.
Registration Statement on Form S-3
Filed September 15, 2025
File No. 333-290255

Ladies and Gentleman:

Sharps Technology, Inc. (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on November 26, 2025 relating to the Registration Statement on Form S-3, filed by the Company with the Commission on September 15, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed such comment with the Company’s response. Disclosure changes made in response to the Staff’s comment have been made in Amendment No. 1 to Registration Statement on Form S-3 (the “Registration Statement”) which is being submitted to the Commission contemporaneously with the submission of this letter.

Registration Statement on Form S-3

General

1.

We note your disclosure that you have adopted a Treasury Policy under which the principal holding in your treasury reserve on the balance sheet will be allocated to digital assets, starting with SOL, as well as your disclosure that you do not intend to allocate treasury assets to other digital assets in the near term. We also note that the financial statements included in your Form 10-Q for the period ended September 30, 2025 include USDC and USDT holdings. Please revise your disclosure to:

	●	Provide greater details regarding any plans to acquire and hold digital assets, including in what proportions and the anticipated timeline. In addition, please revise to provide a definition or more detailed explanation for what you mean by the term “digital assets.” Please ensure that your revised disclosure clarifies the scope of the term and the type of digital assets it may cover, as well as the different characteristics, attributes and risk profiles associated with all included categories of digital assets.
	●	Provide a discussion of the material aspects of your treasury strategy and how you intend to generate profit through this strategy.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 1 through 5 of the Registration Statement for further details.

2.	Please revise to provide additional disclosure regarding SOL and your staking plans. For example purposes only:

	●	Disclose your policies and procedures regarding your plans to stake Solana, including how much of your SOL you intend to stake.
	●	Revise to provide greater detail explaining how agreements with staking providers will operate.
	●	If material, add a risk factor addressing any liquidity risks related to your staking plans.
	●	Identify the custodians that hold and will hold your digital assets and disclose the material terms of the custody arrangements, including the amount and limitations of any insurance coverage.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 2 through 7 of the Registration Statement for further details.

3.	We note that your Form 8-K furnished September 2, 2025 discloses that you entered into Consulting and Strategic Advisor Agreements on August 28, 2025. Please disclose how compensation for SOL Edge Ltd will be calculated. Please also disclose the material terms of the Investment Guidelines.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 2 of the Registration Statement for further details.

* * *

We thank you for your review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Jonathan Deblinger, Esq. at jdeblinger@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Paul Danner
		Name:	Paul Danner
		Title:	Principal Executive Officer

cc:	Jonathan Deblinger, Esq.
Ellenoff Grossman & Schole LLP